EXHIBIT 99.17

Guardian 8's Pro V2 Device to Be Included in Universal Protection Service's Use of Force Policy

Nation's 4th Largest Professional Security Provider Adopts New Non-Lethal Intermediate Defense Technology

SCOTTSDALE, AZ--(Marketwired - Jul 7, 2015) - Guardian 8 Corporation, the wholly owned operating subsidiary of Guardian 8 Holdings (OTCQB: GRDH), a leading provider of Enhanced Non-Lethal (ENL) defense technologies, today announced that its Pro V2 device was endorsed by Universal Protection Service ('UPS') and included in its use of force policy for its customers as an alternative to exclusively armed or unarmed security contracts.

UPS is a division of Universal Services of America and is recognized as an industry leader when it comes to advancing technology that enhances the security services it offers to its customers. The company employs over 50,000 uniformed security officers and professionals and now operates in 49 states nationwide.

Steve Jones, CEO of Universal Protection, stated, "By adding the Pro V2, we bring to our customers the latest in technology to help mitigate risk, reduce potential litigation, as well as improve the security and safety of our clients, customers, and our security officers. The fact that the tool is non-lethal also makes it a highly recommended option to arming officers with firearms or stun devices."

The Pro V2, developed by Guardian 8, is a new highly sophisticated Enhanced Non-Lethal tool for security officers. The Pro V2 deploys a number of technologies and documentation capabilities in a handheld device. The device records (time and date stamped) audio and video, connects to an officer's Bluetooth-equipped phone for real time communication, sounds a high pitch siren, disorients suspects with a strobe light, projects a laser spotter and deploys a precision stream of oleoresin capsicum (pepper spray) as a last line of defense.

Steve Cochennet, CEO of Guardian 8, stated, "Universal Protection's adopting the Pro V2 in their use of force policy is a great step forward in the endorsement of our product. In today's world of increased violence, excess litigation, injury or death, the concept of 'de-escalate, document, and defend' becomes even more compelling. We believe the Pro V2 concept will also improve the risk profile for general liability and workers' compensation coverage of our end users." In addition he went on to say, "With the inclusion of the Pro V2 in Universal Protection Service's offerings, we foresee a significant rise in awareness and exposure to the concept of Enhanced Non-Lethal ('ENL') products across many vertical markets."

About Guardian 8 Holdings

Guardian 8 Holdings, through its wholly owned operating subsidiary, Guardian 8 Corporation, is the developer and manufacturer of the Pro V2, an enhanced ENL response to threats that revolutionizes how companies keep workplaces safe and mitigate risk. The Pro V2 is a defensive device that provides any operator with non-lethal means to protect themselves and others, allowing time for law enforcement response, while initiating communication and incident recording. The Pro V2 is an intermediate option for response to aggressive subjects, developed as a solution for security professionals seeking a flexible tool with a layered defense approach. Guardian 8 was awarded the "Campus Safety BEST Award" for 2014 in the personal gear and equipment category, one of "Ten Companies to Watch" in March 2014 by the Phoenix Business Journal, and an ASIS Accolades Award for "Security's Best." To learn more about the company and its personal protection product line, visit www.Guardian8.com. Follow Guardian 8 on LinkedIn, YouTube, Facebook and Twitter.

About Universal Services of America

Founded in 1965, Universal Services of America combines an innovative mix of tradition with cutting edge systems and technology to keep pace with the ever-evolving needs of today's business environments. Headquartered in Santa Ana, Calif., with offices located nationwide, Universal employs hands-on, highly-experienced management teams and continuous training to deliver consistent, high-quality security solutions. Universal has four unique divisions: Universal Protection Service, which offers security professionals for a wide range of commercial properties; Universal Building Maintenance, which specializes in green cleaning services for commercial facilities; Universal Protection Security Systems, which provides full-service security systems; and Universal Fire/Life Safety Services, which offers all aspects of emergency preparation. Visit them on the web at www.universalpro.com. Keep up with the latest news at www.universal1965.com. Follow @Universal1965 on Twitter and like them on Facebook.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward-looking statements."

Such statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Such statements involve risks and uncertainties, including but not limited to: any implied or perceived benefits resulting from Universal Protection Service's inclusion of the Pro V2 in its use of force policy; the actual size of Universal Protection Services in the U.S. market; any ability of the Pro V2 to reduce end users liability or workman's compensation insurance coverage; actual international or domestic sales revenue to be derived from the Pro V2 device; Guardian 8's and its subsidiaries business prospects; Guardian 8's ability to raise sufficient funds to satisfy its working capital requirements; Guardian 8's ability to meet its debt obligations; the ability of Guardian 8 to execute its business plan; benefits of the G8 Pro V2 device; any other effects resulting from the information disclosed above; risks and effects of legal and administrative proceedings and government regulation; future financial and operational results; competition; general economic conditions; and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Important factors that could cause actual results to differ materially from the forward-looking statements Guardian 8 makes in this press release include market conditions and those set forth in reports or documents it files from time to time with the SEC. Guardian 8 undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INFORMATION

Media Contact
Dan Hill
Guardian 8 Corporation
7432 E. Tierra Buena Lane, Suite 102
Scottsdale, AZ 85260
O: 480-426-1975
dan@guardian8.com

Investor Relations
Will Grove
Vice President of Finance
Guardian 8 Corporation
7432 E. Tierra Buena Lane, Suite 102
Scottsdale, AZ 85260
O: 480-426-1014
will@guardian8.com